Mail Stop 3561

December 11, 2008

James Collas
Chief Executive Officer
IdeaEdge, Inc.
6440 Lusk Boulevard, Suite 200
San Diego, CA 92121

> **Re: IdeaEdge, Inc.**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2008**
> **File No. 0-27145**

Dear Mr. Collas:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. With your next amendment, please ensure that you file a copy of the revised proxy statement that has been marked to show changes from the last amendment as this will greatly facilitate the staff's review of your submission. We refer you to Rule 14a-6(h) of Schedule 14A. Also, please ensure that when you file your revised proxy that you file it under the correct EDGAR tag for preliminary revised proxy solicitation material, not as "PRE 14A."

Compensation Discussion and Analysis, page 17

2. We note your disclosure that your current plan "relies on informal goals and objectives" and that your "executive compensation plan is designed to encourage success as a team…by attaining overall corporate goals."   You also specifically refer to the attainment of corporate goals in the context of Annual Incentive Bonuses on the following page. Please revise to discuss the corporate goals that

you utilize to assess compensation, either as a whole or with respect to the
bonuses you grant. For example, please disclose whether there is a particular
level of revenues that you would expect the company to achieve before a
particular element of compensation would be appropriate. See Item 402 (b)(2)(v)
of Regulation S-K.

<u>Our Rationale for Selecting a Particular Event to Trigger Payment under a Change of
Control Agreement, page 19</u>

3. Please revise to quantify the value of the lump sum amounts payable to each
    named executive upon termination. Refer to Instruction 1 of Item 402(j)(2) of
    Regulation S-K, which indicates that you should assume that the triggering event
    took place on the last business day of your last completed fiscal year. For ease of
    understanding, please consider presenting the information under this section in
    tabular format.

<u>The Level of Salary and Bonus in Proportion to Total Compensation, page 19</u>

4. Please disclose the type of data or identify the publication or report that
    constitutes the "widely available comparative salary data" to which you refer
    here.

<u>Summary Compensation Table, page 20</u>

5. We note your response to comment 13 in our letter dated November 4, 2008. We
    reissue our comment. Footnote (5) continues to indicate that unpaid amounts of
    salaries have not been included in the table. Please revise your table to include
    these amounts, though you may continue to provide a footnote as it relates to the
    election to defer payments at this time.

***

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven J. Davis, Esq.